(212) 701-3215
February 2, 2006

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: Engelhard Corporation
Definitive Additional Soliciting Materials
Filed January 30, 2006
SEC File No. 001-08142

Engelhard Corporation
Schedule 14D-9/A filed January 27, 2006
File No. 005-37173

Dear Mr. Duchovny:

Set forth below are the comments of the staff of the Commission (the “Staff”) contained in your letter dated January 31, 2006 relating to the Schedule 14D-9/A (the “Schedule 14D-9”) and the definitive additional soliciting materials on Schedule 14A (the “Schedule 14A Materials”) filed January 27, 2006 by Engelhard Corporation (the “Company”). Immediately below each comment is the response of the Company with respect thereto. The Company will file an amendment to the Schedule 14A Materials containing the changes described herein. The Company has authorized us to make the following statements on its behalf:

Definitive Additional Soliciting Materials

1.  We note that in the definitive additional soliciting materials you filed, you did not include either the participant information or the legend required by Rule 14a-12(a)(1). Please revise the filing or make an additional filing to provide the required information.

Response: The Company will comply with this comment by providing the required information through an additional filing.

2.  The filing bears an incorrect EDGAR header identification tag. These definitive additional soliciting materials should have been filed with a header identification tag of DEFA14A. Please fax a request for this header identification tag to be corrected to the attention of Sylvia Pilkerton in the Office of Edgar and Information Analysis at (202) 772-9216.

Response: The Company has complied with this comment by sending a letter to Sylvia Pilkerton in the Office of Edgar and Information Analysis.

Comments or questions regarding any matters with respect to the Schedule 14D-9 or the Schedule 14A Materials may be directed to the undersigned at (212) 701-3125 or W. Leslie Duffy at (212) 701-3840.

Sincerely,

                                                                                                /s/ Kenneth W. Orce
                                                                                                Kenneth W. Orce

cc:   Arthur A. Dornbusch, II, Esq.
W. Leslie Duffy, Esq.
John Schuster, Esq.